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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

                          INFORMATION TO BE INCLUDED IN
                          STATEMENTS FILED PURSUANT TO
                         13d-1(a) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(a)
                                (AMENDMENT NO. 1)

                             DATAMETRICS CORPORATION

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)

                                   0002380851

                                 (CUSIP Number)

                               Andrew Hulsh, Esq.
                                Baker & McKenzie
                         701 Brickell Avenue, Suite 1600
                              Miami, Florida 33131
                                (305) 789-8985

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 12, 1998

             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                              (Page 1 of 3 Pages)
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         CUSIP No. 0002380851                                (Page 2 of 3 Pages)

1.       Name of Reporting Person, S.S. or I.R.S. Identification No. of Above
         Person:

         Douglas S. Friedenberg

2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]           (b) [ ]

3.       SEC Use Only

4.       Source of Funds            OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization        United States of America

         Number of shares beneficially owned by each reporting person with:

7.       Sole Voting Power                  985,871 shares

8.       Shared Voting Power                0

9.       Sole Dispositive                   985,871 shares

10.      Shared Dispositive Power           0

11       Aggregate Amount Beneficially
         Owned by Each Reporting Person     985,871 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.      Percent of Class Represented by Amount in Row (11)   7.37%

14.      Type of Reporting Person           IN


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         CUSIP No. 0002380851                                (Page 3 of 3 Pages)


         This Schedule 13D (the "Statement") is filed on behalf of Douglas S. Friedenberg. Mr. Friedenberg is referred to herein as the "Reporting Person". The Reporting Person purchased the shares of Common Stock identified in this Statement in his capacity as investment manager for certain managed accounts.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Statement relates to the Reporting Person's beneficial ownership of an aggregate of 985,871 shares of Common Stock.

         The Reporting Person purchased the shares of Common Stock identified in this Statement in his capacity as investment manager for certain managed accounts over which he has investment discretion. The aggregate purchase price for the shares of Common Stock identified in this Statement was $2,912,878.25. The source of funds for acquiring the foregoing shares of Common Stock was the assets of certain investment accounts managed by the Reporting Person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on February 12, 1998, the Reporting Person owned an aggregate of 985,871 shares of Common Stock:

         (b) Holders of the Common Stock are entitled to vote on all matters presented to a vote of shareholders. The Reporting Person has the sole power to vote or direct the vote of and to dispose or direct the disposition of the 985,871 shares of Common Stock, identified in this Statement.

         (c) From October 1, 1997 to January 20, 1998 the Reporting Person acquired 85,713 shares of Common Stock for an aggregate purchase price of $149,997.75 from the Company in a private placement transaction.

         (d) Not applicable.

         (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 12, 1998                          /s/ Douglas S. Friedenberg
                                                   --------------------------
                                                   Douglas S. Friedenberg